DM

18006184

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received MAR 01 2018 WASH. D.C.

SEC FILE NUMBER
8-53371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H & L Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Peachtree Street, N.E., Suite 2200
(No. and Street)

Atlanta	GA	30361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, SE, Suite 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Phyllis J. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H & L Equities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA M. LEWIS NOTARY PUBLIC COBB COUNTY, GEORGIA MY COMMISSION EXPIRES OCTOBER 17, 2020

Sandra M Lewis
Notary Public

Phyllis J. Johnson
Signature

General Securities Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
H & L Equities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H & L Equities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2013.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

H&L EQUITIES, LLC

FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2017
With
Report of Independent
Registered Public Accounting Firm

H&L Equities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and Cash equivalents	$ 64,175
Commissions Receivable – Related Party	12,500
Prepaid Expenses	1,660
Due From Related Party	10,664
Total Assets	**$ 88,999**

LIABILITIES AND MEMBERS' EQUITY

Commissions Payable	7,500
Total Liabilities	7,500
Members' Equity	81,499
Total Liabilities and Members' Equity	**$ 88,999**

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUE:	
Commissions	$ 1,721,488
Total Revenue	1,721,488
EXPENSES:	
Commission Expense	1,032,893
Compensation and Benefits	211,386
IT, Data, & Communication	17,805
Occupancy	37,237
Other Operating Expenses	30,679
Total Expenses	1,330,000
NET INCOME	$ 391,488

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 391,488
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in Commissions Receivable	31,250
Decrease in Prepaid Expenses	1,842
Increase in Due from Related Party	(10,664)
Decrease in Commissions Payable and Due to Related Party	(36,495)
Decrease in Accrued Expenses	(4,800)
Net cash provided by operating activities	372,621
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Members	(380,000)
Net cash used by financing activities	(380,000)
NET DECREASE IN CASH AND EQUIVALENTS	(7,379)
CASH AND EQUIVALENTS	
Beginning of year	71,554
End of year	$ 64,175

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016	$	70,011
Net Income		391,488
Distributions to Members		(380,000)
Balance, December 31, 2017	**$**	**81,499**

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:
The Company, formed on May 30, 2001, operates as a broker-dealer in the private placements of Real Estate Investment Trusts (REITS). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Income Taxes:
The Company is treated as a partnership for federal income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ACS 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition:
Commission income and the related commission expense are recorded when offering proceeds are wired to the REIT customer.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

Cash and Cash Equivalents:
The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Use of Estimates:
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires reliance on accounting information based on estimates which may or may not come true in the future.

Subsequent Events:
Subsequent events were evaluated through the date the financials were issued.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has an expense allocation agreement with a company partially owned by one of its members. Under the agreement, the Company pays the related company monthly fees for the use of office facilities, including office furniture and equipment, supplies, and other administrative services. The amount expensed for 2017 under the arrangement is approximately $267,300. The due from related party arises from an overpayment under this arrangement.

In addition, the Company earns all of its revenues from brokerage transactions referred by the company partially owned by one of its members. The commissions receivable from related party arose from these transactions.

Financial positions and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $64,175, which was $59,175 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.12 to 1.0.

NOTE 4: CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2017.

H&L Equities, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2017

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

H&L Equities, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMIMISSION
ACT OF 1934

December 31, 2017

Net Capital		
Total members' equity qualified for net capital	$	81,499
Deduction for non-allowable assets:		
Commissions receivable		(5,000)
Prepaid expense		(1,660)
Due from related party		(10,664)
Net capital before haircuts		64,175
Less haircuts		-
Net capital		64,175
Minimum net capital required		5,000
Excess net capital	$	59,175
Aggregate Indebtedness:		
Liabilities		7,500
Minimum net capital based on aggregate indebtedness	$	5,000
Ratio of aggregate indebtedness to net capital		.12 to 1

RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017.

There is no difference between capital as reported in the FOCUS Part IIA filed January 25, 2018 and net capital as reported above.

H&L Equities, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2017

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule 15c3-3 paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
H & L Equities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) H & L Equities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which H & L Equities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) H & L Equities, LLC stated that H & L Equities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. H & L Equities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about H & L Equities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

H & L Equities, LLC

BROKER DEALER ANNUAL EXEMPTION REPORT

H & L Equities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule. H & L Equities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Phyllis J. Johnson
General Securities Principal/Chief Compliance Officer
January 22, 2018

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of H & L Equities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by H & L Equities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating H & L Equities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). H & L Equities, LLC's management is responsible for H & L Equities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (PCAOB). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****1930********************MIXED AADC 220
53371 FINRA DEC
H & L EQUITIES LLC
1175 PEACHTREE STREET NE
100 COLONY SQ NE STE 2200
ATLANTA, GA 30361-6206

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 2,582
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/11/2017 Date Paid	(1,799)
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	783
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 783
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 783	
H.	Overpayment carried forward $(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

H+L Equities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 19 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,721,488
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 1,721,488
2e. General Assessment @ .0015	$ 2,582

(to page 1, line 2.A.)